

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 30, 2009

Mr. Ian J. Harvie
Vice President and Chief Executive Officer
C&D Technologies, Inc.
1400 Union Meeting Road
Blue Bell, PA 19422

>   **Re: C&D Technologies, Inc.**
>   **Form 10-K for Fiscal Year Ended January 31, 2009**
>   **Form 10-Q for Fiscal Quarter Ended April 30, 2009**
>   **File No. 001-09389**

Dear Mr. Harvie:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 31, 2009
Sales, Installation and Servicing, page 5

1.   We note your disclosure in the last paragraph of this section. Please tell us where you identify your customers that account for over 10% of your net sales as required by Item 101(c)(1)(vii) of Regulation S-K.

Item 7. Management's Discussion and Analysis
Impairment of Goodwill, page 27

2.   In the interest of providing readers with a better insight into management's judgments into accounting for goodwill, please tell us and disclose the following in future filings:

-       How you perform the two-step impairment test discussed in SFAS 142, including the reporting unit level at which you test goodwill for impairment and your basis for that determination;
-       Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analysis;
-       How you weight each of the methods used including the basis for that weighting (if multiple approaches are used);
-       A quantitative and qualitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes;
-       If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Future Outlook, page 33

3.	In future filings, when drafting "Future Outlook" sections for your Management's Discussion and Analysis of Financial Condition and Results of Operations, please carefully review the guidance in Release 34-48960 (December 19, 2003). As noted in that release, an overview should include the most important matters on which a company's executives focus in evaluating financial condition and operating performance and provide a context for the discussion and analysis of the financial statements. A good overview should:

- be a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results;
- include economic or industry-wide factors relevant to the company;
- provide insight into the material opportunities, challenges and risks on which the company's executives are most focused and the actions the company's executives are taking to address those opportunities, challenges and risks; and
- address other issues mentioned in the Release.

We note, for example, the themes and matters discussed in your April 17, 2009 earnings conference call.

Contractual Obligations and Commercial Commitments, page 37

4.	Please tell us how you intend to fund the $69 million and $11 million in contractual obligations and commercial commitments due in less than one year considering your cash on hand included in the balance sheets on page F-3 and the available borrowings discussed in Note 5.

Item 11. Executive Compensation, page 41

5.	We note your disclosure on pages 18 and 19 of the proxy statement you have incorporated by reference that the compensation committee generally targets (i) the 50th percentile of the market when evaluating and reviewing base salary and (ii) between the 50th and 75th percentile of the market when evaluating and reviewing incentive compensation. In future filings, please disclose how the base salary and the incentive compensation of the named executive officers relate to the data the compensation committee considered. If any of your named executive officers are compensated at levels that are materially different from the data, please also provide discussion and analysis as to why.

6.   We note from your disclosure on pages 19 and 20 of your proxy statement that you have not disclosed the specific "goals" and "objectives" for your named executive officers to achieve to receive their short-term cash incentives. Please provide such disclosure in future filings, as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. Refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. To the extent that it is appropriate to omit specific goals and objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to achieve the goals and objectives, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

7.   Refer to your disclosure in the second paragraph on page 20 of your proxy statement of "special one-time bonuses." Please clarify your disclosure to explain how you determined the amounts of these bonuses in future filings, as applicable.

8.   We note from your disclosure on page 20 that the committee determines actual award levels based on competitive market information, individual performance and expected potential. In future filings, please include substantive analysis and insight into how these items were used to make award determinations with respect to your named executive officers.

Note 13. Goodwill and Asset Impairments, page F-40

9.   We note that you have disclosed that you determined that the carrying value of your long-lived assets exceeded their fair value. Tell us and disclose in future filings the specific methodologies and assumptions used in your analysis, the amount of the impairment recorded in accordance with SFAS 144 and how this amount was determined.

Form 10-Q for the Quarterly Period Ended April 30, 2009
Goodwill and other Intangibles

10.   We note the significant decline in revenues in the first quarter of fiscal 2010
        compared to the prior year, the decline in market capitalization and the significant
        increase in net loss during this period. Please tell us how you considered these
        factors in determining whether goodwill was impaired at April 30, 2009. In
        addition, tell us whether these items are indicators of potential impairment that
        would require you to perform a goodwill impairment analysis subsequent to
        January 31, 2009.

Note 5. Debt, page 12

11.   Please tell us your accounting treatment for the make-whole premium in your debt
        arrangements. In future filings, disclose the expected impact of the adoption of
        EITF 07-5.

*****

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jong Hwang at (202) 551-3327 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at (202) 551-3602 or Jay Mumford, Senior Attorney, at (202) 551-3637 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief